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                              --FORM 3 TEMPLATE--
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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*(1)

        Masselli, Jr.               Sandy                             J.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        1411 Peel Street, Suite 500
    ----------------------------------------------------------------------------
                                   (Street)

        Montreal, Quebec,           Canada                           H3A 1S5
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2. Date of Event Requiring Statement (Month/Day/Year)             02/14/00
                                                                  --------------

3. IRS Identification Number of Reporting Person if an Entity
   (Voluntary)
                --------------

4. Issuer Name and Ticker or Trading Symbol Total Entertainment Inc.(OTCBB:TTLN)
                                            -----------------------------------

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     x  Director     x  Officer              x  10% Owner    ___ Other
                        (give title below)                       (specify below)

        Chairman of the Board and Chief Executive Officer
    ----------------------------------------------------------------------------

6. If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7. Individual or Joint Group Filing (Check Applicable Line)

   ____ Form Filed by One Reporting Person
     x  Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

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

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Option                         Immed.    2/3/06       Common Stock      3,000,000        $.1875             D
------------------------------------------------------------------------------------------------------------------------------------

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Option                         Immed.    2/3/06       Common Stock      57,000,000(2)    $.1875             I(2)          (2)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Pursuant to Instruction 5(b)(v), this Form 3 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"). Sandy J. Masselli, Jr. ("SM") has been designated to make the filing of this Form 3.

(2) Intercapital Asset Management Limited, a Bahamian Corporation ("ICAM Ltd"), holds an option to acquire 57,000,000 shares a Total Entertainment Inc. common stock at $.1875 per share expiring February 3, 2006 (the "Option"). ICAM Ltd. holds the Option on behalf of various beneficial owners, none of whom owns more than 10% of the equity of ICAM Ltd. Intercapital Asset Management Inc., a Delaware corporation ("ICAM Inc."), manages the holdings of ICAM Ltd. in consideration for an annual management fee of 10% of ICAM Ltd.'s profits and 1.5% of ICAM Ltd.'s assets. SM is a 10% equity owner of ICAM Inc. and has also been appointed as attorney-in-fact for ICAM Ltd, and he may be deemed to have voting and investment power over all of ICAM Ltd.'s assets, including the option.

                                /s/ Sandy J. Masselli, Jr.        02/14/00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


     * If the form is filed by more than one reported person, see Instruction 5(b)(v).

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Form 3 (Continued)

                Joint Filer Information

Name: Intercapital Asset Management Limited

Address: c/o The Royal Bank of Scotland
             Shirley & Charlotte Street
             Nassau, The Bahamas

Designated Filer: Sandy J. Masselli, Jr.

Date of Event Requiring Statement: 02/14/00

Issuer and Ticker or Trading Symbol: Total
           Entertainment Inc. (OTCBB: TTLN)


Signature: Intercapital Asset Management Limited

           By: /s/ Sandy J. Masselli, Jr.  02/14/00
              -------------------------------------
              Sandy J. Masselli, Attorney-in-fact

Name: Intercapital Asset Management Inc.

Address: 26 Broad Street
         Red Bank, NJ 07701

Designated Filer: Sandy J. Masselli, Jr.

Date of Event Requiring Statement: 02/14/00

Issuer and Ticker or Trading Symbol: Total
           Entertainment Inc. (OTCBB: TTLN)


Signature: Intercapital Asset Management, Inc.

           By: /s/ Sandy J. Masselli, Jr   02/14/00
              -------------------------------------
              Sandy J. Masselli, Jr.
              Vice President